File No. 82-3827

03 MAR 25 AM 7:21

No. PTTEP 810/024/2003

Finance Dept.
Tel. 66 (0) 2537-4611

Date: March 5, 2003

Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provide as follows (s):

- ☐ Annual Report of ____
- ☐ Financial Statement ____
- ☑ News Release on No. 1/2003 (Correction)
- ☐ Copy of the letter to the Stock Exchange of Thailand dated ____
- ☐ Others ____

SUPPL

03007741

Yours sincerely,

P. Rojanasomsith

Pattrapa Rojanasomsith
Officer, Investor Relations

dw 4/8

PROCESSED
APR 10 2003
THOMSON FINANCIAL

แบบฟอร์ม No-82-3827/5/3/03

No.1/2003

PTTEP announcing 2002 Financial Result and its 5-Year Plan

Dr. Chitrapongse Kwangsukstith, President of PTT Exploration and Production Public Company Limited (PTTEP) announced the Company 2002 financial performance result and 5-Year Plan at PTTEP Annual Press Conference today. He stated that PTTEP succeeded in continued supplying gas to Thailand in coping with rising imported oil prices during the Country's economic recovery period.

Because of this strong potential, PTTEP was also able to maintain the same credit rating as the Royal Thai Government. Furthermore, PTTEP was awarded as one of the best Managed Companies by many recognized financial magazines such as Asiamoney, Finance Asia and Business Week magazines. The Company also received the BG Chairman's HSE Awards in 2002 from BG Group. In addition, PTTEP was able to maintain its ISO 14001 Environmental Management System standard and ISRS, one of international HSE standards. Dr. Chitrapongse stressed that these recognitions reflected the high level of confidence in the Company's performance, which would not have been possible without the continued supports from the various Government agencies, PTT Public Company Limited (PTT Plc.), partners and PTTEP employees.

Overview of Energy Market

Dr. Chitrapongse indicated during Thailand's economic recovery period, **The Country's power generation showed monthly average of 9,267 Gigawatt-hour (GWh) in 2002, an increase of 7 percent from 2001.** Couple with increased usage of gas for power generation to substitute expensive imported oil, this gave rise to an increase of approximately 8 % in domestic gas consumption to an equivalent of 2,542 million standard cubic feet per day (MMSCFD).

Through its involvement in the 15 operated and non-operated joint ventures and 2 investment projects, today PTTEP gas supply amounted to 22% of total domestic gas consumption. Dr. Chitrapongse revealed that through existing projects and various investment opportunities under consideration this share of domestic petroleum supply could be increased in the near future.

Year 2002, Year of Success

Dr. Chitrapongse stated that Year 2002 was a very successful year for PTTEP in term of inbound and outbound exploration and production operations. The major activities are particularly:

1. Regarding Bongkot, PTTEP, the Operator, received the production license for Ton Rang from the Ministry of Industry. It also discovered 200 billion standard cubic feet of gas of additional reserves on Ton Sak structure.

2. Regarding Arthit, PTTEP completed 21-well drilling campaign with 13% below budget. Above all, the result also showed high potential gas reserves in the Arthit field equivalent to Bongkot at the same stage then.

3. The daily production rate of Pailin was increased from 165 to 330 MMSCFD.

4. PTTEP also signed a farm-out agreement with SOCO Vietnam, Ltd. (SOCO) to participate in two offshore exploration projects – Blocks 9-2 and 16-1 located off the coast of Vung Tau, Vietnam with 25% and 28.5% interests respectively.

5. In term of foreign investment, PTTEP acquired 100% interests and is Operator in the onshore exploration Blocks 44 in Oman

Apart from our strong commitment in striving for the best of our core business, PTTEP realized the importance of organization and human resources development couple with environment and social development. Last year, PTTEP has successfully and safely drilled and completed development wells through shallow gas zones on WP11 of Bongkot field. The gauged hole and low temperature cementing formulation technique are keys to the accomplishment. Moreover, PTTEP successfully applied new innovation in order to reduce cost in repairing tubings in slim hole monobore development wells using hydraulic workover unit. The workover of this nature is among the world first.

In term of social development activities, PTTEP incorporated with non-profit organizations, government agencies and private companies constantly dedicates to long-term social development programs with key activities. The Thai Rice Project is one of PTTEP major supporting programs that helps Thai farmers to learn new know-how on cultivating rice and rice marketing. PTTEP also continues supporting the development of Vajira Bechathat Park (Railway Park) to be sport and recreation area for public. PTTEP also organized exhibitions in order to celebrate His Majesty the King bestowing the name Navamindra Petroleum Area. Another major local communities program is " I love sport" program, in which ten high schools near PTTEP 1 Suphanburi province were invited to athletic competition. It was the 2nd successful year that PTTEP continues this program with its aim to encourage youth to play sports, exercises and avoid drugs. Furthermore, PTTEP also awarded 151 scholarships for students with outstanding performance at all levels and donated books and computer sets to many schools.

Regarding its financial performance, Dr. Chitrapongse stated as of 31 December 2002 when compared to the same period of last year, PTTEP total revenues were Baht 31,692 million,

up Baht 2,406 million or up 8% due to the increase of sales volume to approximately 101,736 barrels of oil equivalent. Total expenditures were Baht 12,753 million, up Baht 1,933 million while total net income of 2002 was Baht 12,089 million, up Baht 1,194 million compared to 2001. Total consolidated asset as of 31 December 2002 was Baht 81,745 million or an increase of Baht 4,016 million when compared to 2001. Total liability was Baht 42,786 million or a decrease of Baht 3,832 million when compared to 2001.

As of 31 December, 2002, Total consolidated proved reserves were 768 million barrels of oil equivalent which could be identified as 98 million barrels of crude and condensate, plus 4,592 billion standard cubic feet of gas. After including the portion of PTTEP's investment in Medco, total consolidated proved reserves were 826 million barrels of oil equivalent. Probable and Possible reserves including Medco's portion, which contain high uncertainty when compared to proved reserves, were 964 million barrels of oil equivalent.

PTTEP 5-Year Plan

Dr. Chitrapongse stated that PTTEP has adopted 5 key strategies in order to assure continuing success of the Company:

1. PTTEP plans to capitalize on the Country's growing demand for natural gas. Excluding future overseas investment, PTTEP has allocated Baht 92,193 million which include Capital Expenditures of Baht 59,818 million and Operating Expenditures of Baht 32,375 million, in the next five years to expand and optimize its domestic production capacity, specifically from Bongkot, Pailin, Yadana and Yetagun fields. Moreover, this budget will also be spent in Arthit field development to cope with market requirement. The production is expected to come on stream during the first half of 2006 at the rate of 300 MMSCFD.

2. PTTEP also plans to expand its operations overseas with particular emphasis on oil prospects through acquisition of exploration acreage as well as producing assets. The areas, which PTTEP is interested, include the Southeast Asian region i.e. Vietnam, Indonesia and the Thai-Cambodian Overlapping Area as well as the Middle East such as Oman. Dr. Chitrapongse emphasized that this overseas expansion is crucial to the supply of Thailand's oil reserves and the future growth of PTTEP as leader in Thailand's petroleum market.

3. PTTEP recognizes the importance of human resources development. It invested significantly in human and organization capability development through staff training, business process improvement, and full use of Information

Technology. In addition, PTTEP will continue to pursue new E &P technologies that will allow improvement in our operations, with particular emphasis on drilling which constitute a large portion of PTTEP investment.

4. It is PTTEP commitment to apply Good Corporate Governance and to blend proven management techniques, leading edge technologies, and the professionalism to achieve and maintain the highest standard of performance with care and consideration for environment and social development.

In summary, Dr. Chitrapongse said there were several reasons for continuing success of PTTEP: strong commitment in being leading E&P company, future demand for gas, PTTEP having existing production capacity and reserves ready to meet future demand as well as seeking new investment opportunity to secure long -term growing petroleum demand to Thailand.

27 February 2003

Further information, please contact

Charlie Charuvastr or Bussaban Cheencharoen

External Relations Department

Tel. 0-2537-4000